SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13D

          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     (Amendment No. 2)*

NAME OF ISSUER:   ACORN VENTURE CAPITAL CORPORATION

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  004907101000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
TO RECEIVE NOTICES AND COMMUNICATIONS:
     Marian E. Gustafson
     100 Park Avenue, 23rd Floor
     New York, New York 10017
     (212) 481-9500

DATE OF EVENT WHICH REQUIRES FILING:  December 14, 1995

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box: ______

Check the following box if a fee is being paid with the
statement:    .  (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be note deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  004907101000

1.   NAME OF REPORTING PERSON:  Franklin N. Wolf

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
     (a)           (b)

3.   (SEC USE ONLY)

4.   SOURCE OF FUNDS:

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
          Yes           No

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

7.   SOLE VOTING POWER:  -0-

8.   SHARED VOTING POWER: -0-

9.   SOLE DISPOSITIVE POWER:  -0-

10.  SHARED DISPOSITIVE POWER: -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  -0-

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES:   Yes        No  x

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
             -0-

14.  TYPE OF REPORTING PERSON:  IN

ITEM 1.  SECURITY AND ISSUER

          This Amendment No. 2 amends and supplements the
Schedule 13D dated July 14, 1993 of Franklin N. Wolf with respect to the Common Stock, $.01 par value (the "Common Stock"), of Acorn Venture Capital Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 522 Park Street, Jacksonville, Florida 32204.

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  This Schedule 13D is being filed by Franklin
N. Wolf (the "Reporting Person").

          (b)  The principal business address of the
Reporting Person is located at Village Road, New Vernon, New
Jersey 07976.

          (c)  The Reporting Person is President of Wolf
Financial Group, D.I.P., having a principal place of business at the address set forth in Item 2(b).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (e) This Amendment No. 2 to Schedule 13D is being filed to report the fact that as of December 14, 1995 the Reporting Person ceased to be the beneficial owner of more than five percent of the securities described.


                          SIGNATURE

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Schedule
13D is true, complete and correct.


Dated:  December 21, 1995

                              Franklin N. Wolf
                              ---------------------------
                              FRANKLIN N. WOLF